

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Rudy C. Howard
Chief Financial Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston , Texas 77098

  Re: Aravive, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2022
  Filed March 15, 2023
  File No. 001-36361

Dear Rudy C. Howard:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences